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SE

19007515

SEC Mail Processing
MAR 01 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL W. GEFFRARD 212-269-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO, LLP
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 500	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MICHAEL W. GEFFRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIATI CAPITAL, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

JERALD ROSENBLOOM
Notary Public, State of New York
No. 01RO8653060
Qualified in Kings County
Commission Expires November 30, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIATI CAPITAL, LLC

SEC. ID #. 8-52447

Financial Statements & Supplementary Information

For the Year Ended

December 31, 2018

With

Report of Independent Registered Public Accounting Firm

(Filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 as a Public Document)

LIATI Capital, LLC
Index to Financial Statements
As of December 31, 2018

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. TERZIAN, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
LIATI Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LIATI Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of LIATI Capital, LLC's financial statements. The supplemental information is the responsibility of LIATI Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

New York, NY
February 25, 2019

Joel E. Sammet & Co LLP

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

LIATI Capital, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash at bank	$ 37,514
Due from member	4,661
Website (Net of accumulated amortization of $2,874)	8,621
TOTAL ASSETS	$ 50,796

LIABILITIES & MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 23,200
Credit card liabilities	4,682
TOTAL LIABILITIES	27,882
MEMBERS' EQUITY:	
Members' Equity	22,914
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 50,796

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues:		
Revenues from contracts for advisory services		$ 211,705
Total Revenues		211,705
Expenses:		
Payroll and related expenses	$ 41,984	
Occupancy costs	3,836	
Professional fees	79,040	
Consulting services	78,183	
Regulatory fees	5,400	
Travel and Entertainment	16,003	
Communications	1,626	
Miscellaneous operating expenses	12,184	
Total expenses		238,256
Net Loss		$ (26,551)

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

	Managing Member	Members	Total
Members' Equity – January 1, 2018	$ -	$ 8,493	$ 8,493
Contributions during the year	-	40,972	40,972
Net Loss		(26,551)	(26,551)
Members' Equity – December 31, 2018	$ -	$ 22,914	$ 22,914

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From (Used In) Operating Activities:	
Net loss	$ (26,551)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Amortization of website	2,874
Expenses charged by member contributed to equity	60,322
Change in operating assets and liabilities:	
Due from member	(4,661)
Credit card liabilities	4,682
Accrued expenses	7,250
Net Cash From Operating Activities	43,916
Cash Flows Used in Investing Activities	
Website development	(11,495)
Net Cash Used in Investing Activities	(11,495)
Cash Flows From (Used in) Financing Activities:	
Contributions by member	10,750
Withdrawals by member	(30,100)
Net Cash Used in Financing Activities	(19,350)
Net increase in Cash	13,071
Cash - beginning of year	24,443
Cash - end of year	$ 37,514
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 0
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2018

1. THE COMPANY AND ITS OPERATIONS

LIATI Capital, LLC ("The Company") was formed in New York in February, 1998. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of the FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, margin accounts, funds, or securities and accordingly is exempt per paragraph 3(K)(2)(i) from the provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 4(C) of Regulations T of the Federal Reserve System. Additionally, the Company is not required to conduct quarterly security counts because it exempt there from by the provisions of Regulation 17a-13(a).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Fixed Assets and Depreciation

Fixed Assets are stated at cost, net of accumulated depreciation or amortization. Depreciation or amortization is provided over the estimated useful lives of the assets by using the straight line method. Repair and maintenance costs are expensed, while additions and improvements are capitalized.

Revenue

Revenue is recognized in accordance with Accounting Standard Update 2014-09 "Revenue from Contracts with Customers (Topic 606)". For advisory services in connection with a contract, the Company records revenue on an accrual basis in conjunction with meeting performance obligations on a monthly basis, or other time frame.

Note 2 Significant Accounting Policies (continued)

Income Taxes

The Company is organized as an LLC under the Internal Revenue Code. Accordingly, other than certain minimum and miscellaneous taxes, no provision for federal and state taxes is included in the financial statements as the members are required to include their proportionate share of the Company's taxable income or loss in their individual tax returns.

The Company, however, is liable for local income taxes.

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of the members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2018, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2015 through 2018 are subject to examination by federal, state and local income tax authorities.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with LIATI Group, LLC, a New York Limited Liability Company which is a member of the Company. The expense sharing agreement provides for LIATI Group, LLC to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the LIATI Group, LLC. For the year ended December 31, 2018 expenses totaling $60,322 were allocated by LIATI Group, LLC to the Company through the expense sharing agreement. Additionally, the Company was due $4,661 from its managing member for advances

4. LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN EVALUATION

In the year ended December 31, 2018, the Company had revenue of $211,705, experienced a loss of $26,551 and has experienced losses for multiple years leading up to this fiscal year. This raises substantial doubt that the Company would have enough capital to meet its financial obligations and regulatory requirements for more than one year from the issuance of these financial statements.

Management has performed an evaluation of the above going concern condition and concluded that substantial doubt would be alleviated because of the following:

a) The Company was engaged in a contract effective May 2018, to provide financial advisory services to a client for the development of alternative energy services,

4. LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN EVALUATION (continued)

specifically wind, on the Standing Rock Sioux Tribe reservation as a way of fostering badly needed economic improvement and providing employment and skills training. This contract provides expected revenues through from January 1, 2019 through March 2020 of $545,000 and it is further expected that the contract will be renewed at least through the end of 2021. Expenses during the same period are projected to be $400,000.

b) The Company has obtained a commitment from the President and CEO of the Company, Mr. Michael Geffrard that he will invest the funds in the next year from the issuance of this financial statement, to enable the Company to meet all financial and regulatory obligations should unexpected circumstances develop, such as timing of receipts that make dependence on the above referenced contract revenues not satisfactory.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 the Company's net capital of $9,632 was $4,632 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 289.47. Accordingly, the Company was in compliance with the net capital rule at December 31, 2018.

6. ADOPTION OF ACCOUNTING PRONOUNCEMENT

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU2014-09), which was intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous GAAP comprised broad revenue recognition concepts along with numerous industry-specific requirements. The new pronouncement establishes a five-step model which entities must follow to recognize revenue and removes inconsistencies in the existing pronouncement. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The Company adopted ASU 2014-09 in 2018 using the modified retrospective approach, which had no impact on its 2018 financial statements.

7. CONCENTRATIONS

All revenues during 2018 were earned in connection with one contract with one client specifically to develop a renewable energy facility using wind farm technology on the Standing Rock Sioux Tribe Reservation.

8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 25, 2019, the date of the issuance of this report. There have been no material subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. TERZIAN, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
LIATI Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) LIATI Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LIATI Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) LIATI Capital, LLC stated that LIATI Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LIATI Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LIATI Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet & Co LLP

New York, NY
February 25, 2019

LIATI

Michael W. Geffrard
President and CEO

February 5, 2019

EXEMPTION FROM SEC RULE 15-c 3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2018:

SEC Rule 15x3-3(k)(2)(i) which states that the reserve requirement provisions of SEC 15c3-3 shall not be applicable to a broker or a dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of LIATI Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2018 without exception.

Michael W. Geffrard

Michael W. Geffrard

SUPPLEMENTARY INFORMATION

LIATI Capital, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Schedule I:
Computation of Net Capital Under Rule 15c3-1

Total ownership equity from statement of financial condition	$	22,914
Less: Ownership equity not allowable for net capital		0
Add: Subordinated Liabilities		0
Less: Deductions for non-allowable assets and other charges		13,282
Less: Haircuts on securities positions		0
NET CAPITAL (DEFICIT)	$	9,632

Schedule II:
Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$	1,859
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	4,632

Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2018)
There exists no differences between the preceding computation and the computation shown on the Company's unaudited Form X-17A-5 report, as amended as of December 31, 2018.

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$	27,882
Percentage of aggregate indebtedness to net capital		289.47